Exhibit (a)(1)(D)

Offer to Purchase

All Outstanding Shares of Common Stock

of

SYNTHORX, INC.

at

$68.00 PER SHARE, NET IN CASH

Pursuant to the Offer to Purchase dated December 23, 2019

by

THUNDER ACQUISITION CORP.

a wholly owned indirect subsidiary

of

SANOFI

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON JANUARY 22, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

December 23, 2019

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Thunder Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Sanofi, a French société anonyme (“Parent”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Synthorx, Inc., a Delaware corporation (the “Company”), at a purchase price of $68.00 per Share in cash, without any interest thereon and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2019 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal (together with the included Internal Revenue Service Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

3. A Notice of Guaranteed Delivery that accompanies the Offer to Purchase to be used to accept the Offer if the certificates representing Shares and all other required documents cannot be delivered to Continental Stock Transfer & Trust Company, (the “Depositary and Paying Agent”), by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5. The Company’s Solicitation/Recommendation Statement on Schedule 14D-9.

We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at one minute past 11:59 P.M., Eastern Time, on January 22, 2020, unless the Offer is extended by the Purchaser. Previously tendered Shares may be withdrawn at any time until the Offer has expired, and if not previously accepted for payment at any time, after February 21, 2020, pursuant to SEC (as defined in the Offer to Purchase) regulations or earlier terminated in accordance with its terms or the terms of the Merger Agreement (as defined below).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 7, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, unless otherwise agreed by the Company, Parent and Purchaser, at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation and becoming a wholly owned indirect subsidiary of Parent (the “Merger”).

The Board of Directors of the Company has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders; (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL; and (iv) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer. For Shares to be properly tendered to the Purchaser pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent or the Depositary or Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer including the Merger or the other transactions contemplated by the Merger Agreement other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833